

Mail Stop 7010

April 30, 2008

BY U.S. Mail and facsimile
Dennis B. Tower
Chairman of the Board and Chief Executive Officer
Foothills Resources, Inc.
4540 California Avenue, Suite 550
Bakersfield, California 93309

> RE: Foothills Resources, Inc.
> Preliminary Proxy Statement on Schedule 14A
> Filed April 7, 2008
> Definitive Proxy Statement on Schedule 14A
> Filed April 18, 2008
> File no. 1-31547

Dear Mr. Tower:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1: Approval of Amended and Restated Articles of Incorporation, page 2

Item 2: Approval of Amended and Restated Bylaws, page 2

1. Bundling the approval of the amendments to your Articles and Bylaws appears inconsistent with Rule 14a-4(a)(3) which requires that a proxy identify clearly each separate matter intended to be acted upon. Please unbundle the proposals so that shareholders may vote on each amendment to the Articles and Bylaws as

separate matters. *See* Rule 14a-4(a)(3) of Regulation 14A and Section II.H of SEC Release 34-31326.

2.   You state that you discuss the most "significant" changes to both the Articles and Bylaws in the proxy statement. Please clearly discuss all material changes you propose to make to the Articles and Bylaws, comparing the current provisions to the proposed changes, and discuss the reasons for each proposed change. As one example you state that you propose to amend the Articles to "address the procedure by which the company may revise the Bylaws." Specify the actual change proposed. As another example, you state that you propose to revise the Bylaws to "expound" upon the indemnification provisions in the Articles. Specify the indemnification provisions you propose to add.

3.   Discuss for each proposal the anti-takeover implications, as applicable. Also, state whether there are other provisions of your Articles, Bylaws, employment agreements or credit agreements have material anti-takeover consequences, and if so, describe them. If not, please so state.

Exhibits A and B

4.   Please revise these exhibits to show the proposed changes by appropriately marking the language you propose to delete and the language you propose to add.

Closing Comments

As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Keith Melman, Esq. (by facsimile, 310-728-2359)
        D. Levy